# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACADIA Pharmaceuticals Inc., CIK 0001070494
CUSIP: 004225108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 12830 El Camino Real, Suite 400, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 02/24/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001144204-12-069312
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 43,151,054; shared voting power 0; sole dispositive power 43,151,054; shared dispositive power 0; aggregate amount beneficially owned 43,151,054 (25.3% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 43,151,054; shared voting power 0; sole dispositive power 43,151,054; shared dispositive power 0; aggregate amount beneficially owned 43,151,054 (25.3% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 43,294,373; shared voting power 0; sole dispositive power 43,294,373; shared dispositive power 0; aggregate amount beneficially owned 43,294,373 (25.4% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 43,294,373; shared voting power 0; sole dispositive power 43,294,373; shared dispositive power 0; aggregate amount beneficially owned 43,294,373 (25.4% of the class)
- FBB3 LLC (CIK 0001625395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 40,443; shared voting power 0; sole dispositive power 40,443; shared dispositive power 0; aggregate amount beneficially owned 40,443 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ACADIA Pharmaceuticals Inc.
Address of issuer's principal executive offices: 12830 El Camino Real, Suite 400, San Diego, California (CA), 92130
Comment:
This Amendment No. 17 to Schedule 13D amends and supplements the Schedule 13D previously filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Amendment No. 17 is supplemented and amended, as the case may be, as follows:

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Amendment No. 17 is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 17 are incorporated herein by reference. The beneficial ownership amounts for the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker include 126,432 and 127,932 vested non-qualified options exercisable for 126,432 and 127,932 shares of Common Stock ("Stock Options"), which were received by Julian C. Baker and Dr. Stephen R. Biggar, respectively, as compensation for their service on the Board of Directors of the Issuer (the "Board"). The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 170,494,613 shares of Common Stock outstanding as of February 18, 2026 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 25, 2026. The percentage of beneficial ownership for the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker also includes 126,432 and 127,932 vested Stock Options exercisable for 126,432 and 127,932 shares of Common Stock, respectively, by Julian C. Baker and Dr. Biggar.

Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker, as well as shares of Common Stock of the Issuer that may be acquired upon exercise of the Prefunded Warrants (as defined below) by the Funds, subject to the limitations on exercise described below.

The warrants to acquire Common Stock at an exercise price of $0.01 per share with no expiration date (the "Prefunded Warrants") are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 19.99% of the outstanding shares of Common Stock of the Issuer ("Beneficial Ownership Limitation"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 65th day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock of the Issuer. The Prefunded Warrants are not currently exercisable due to the effect of the Beneficial Ownership Limitation.
Number of shares as to which each person has sole or shared power to vote or dispose:
The direct holdings of the Funds are detailed in Exhibit 99.1.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

Julian C. Baker and Dr. Biggar currently serve on the Board as representatives of the Funds. Julian C. Baker and Dr. Biggar, as compensation for their service on the Board, receive Stock Options, restricted stock units (each an "RSU"), Common Stock received from the vesting of RSUs and Common Stock received from the exercise of Stock Options. Julian C. Baker and Dr. Biggar hold 126,432 and 127,932 vested Stock Options, respectively, and each hold 3,449 unvested Stock Options as of 60 days from the date of this filing as described below.

In connection with their service on the Board, Julian C. Baker and Dr. Biggar each hold 15,000 vested Stock Options that have an exercise price of $27.25 per share expiring June 12, 2027, 15,000 vested Stock Options that have an exercise price of $17.52 per share expiring June 5, 2028, 15,000 vested Stock Options that have an exercise price of $25.24 per share expiring June 25, 2029, 5,579 vested Stock Options that have an exercise price of $52.73 per share expiring June 22, 2030, 11,637 vested Stock Options that have an exercise price of $24.88 per share expiring June 21, 2031, 14,368 vested Stock Options that have an exercise price of $18.27 per share expiring June 6, 2032, 11,045 vested Stock Options that have an exercise price of $23.90 per share expiring May 31, 2033, 15,959 vested Stock Options that have an exercise price of $14.62 per share expiring May 28, 2034 and 13,793 Stock Options, 10,344 of which are vested as of 60 days from the date of this filing, that have an exercise price of $22.29 per share expiring May 28, 2035, which vest in 4 equal quarterly installments beginning on May 29, 2025, with the final tranche vesting upon the earlier of May 29, 2026 or the date of the next annual meeting of stockholders of the Issuer.

On December 10, 2025, 15,000 of Julian C. Baker's Stock Options expired.

Julian C. Baker also holds 12,500 vested Stock Options that have an exercise price of $39.60 per share expiring June 9, 2026.

Dr. Biggar also holds 14,000 vested Stock Options that have an exercise price of $39.60 per share expiring June 9, 2026. Dr. Biggar also holds 27,500 shares of Common Stock received from the exercise of Stock Options.

Julian C. Baker and Dr. Biggar each hold 34,041 Common Shares received from the vesting of RSUs as well as 8,107 unvested RSUs as of 60 days from the date of this filing.

Julian C. Baker and Felix J. Baker each directly hold 102,876 shares of Common Stock and 1,569 Prefunded Warrants received from in-kind pro rata distributions without consideration.

FBB3 directly holds 734 Prefunded Warrants.

The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Stock Options, RSUs and common stock received from the exercise of Stock Options or vesting of RSUs. Julian C. Baker and Dr. Biggar have no voting or dispositive power and no pecuniary interest in the Stock Options, RSUs and Common Stock received from the exercise of Stock Options or vesting of RSUs. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Stock Options, RSUs and Common Stock received from the exercise of Stock Options or vesting of RSUs. Baker Bros. Advisors LP has voting and investment power over the Stock Options, RSUs and common stock received from the exercise of Stock Options or vesting of RSUs held by Julian C. Baker and Dr. Biggar disclosed herein.

The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options and RSUs held by Julian C. Baker and Dr. Biggar disclosed herein and in previous amendments to this Schedule 13D.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.
Transactions in the class effected during the past sixty days: (c) Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Amendment No. 17 is supplemented and amended, as the case may be, as follows:

Registration Rights Agreement

On February 24, 2026, the Funds entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to certain specified securities of the Company (including equity and certain debt securities acquired directly or indirectly from the Company and debt securities that were originally sold in a public offering that were acquired in the secondary market) and any Common Stock issued or issuable upon the exercise or conversion of any such securities that are now owned or hereafter acquired by the Funds (collectively, the "Registrable Securities").

Under the Registration Rights Agreement, as promptly as reasonably practicable following a request by the Funds, the Issuer is obligated to file a resale registration statement on Form S-3, or other appropriate form, covering Registrable Securities held by the Funds (the "Resale Registration Shelf"), and to use reasonable best efforts to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 of the Securities Act of 1933, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to (i) one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, and (ii) no more than two underwritten public offerings or block trades in any twelve-month period, to effect the sale or distribution of Registrable Securities, subject to specified exceptions, conditions, and limitations. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holdings by the Funds in Securities of the Issuer.

99.2 Registration Rights Agreement, by and among ACADIA Pharmaceuticals Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of February 24, 2026 (incorporated by reference to Exhibit 10.25 to the Issuer's Current Report on Form 10-K, filed with the SEC on February 25, 2026).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President (02/26/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (02/26/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (02/26/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (02/26/2026)
- FBB3 LLC: /s/ Felix J. Baker, Felix J. Baker (02/26/2026)